NO ACT

PE 12-8-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005772

January 7, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-7-11

Re: General Electric Company
Incoming letter dated December 8, 2010

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2010 concerning the shareholder proposal submitted to GE by Lloyd J. Spafford. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Lloyd J. Spafford

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 8, 2010

The proposal directs GE's Board of Directors to focus on defining, growing, and enhancing the company's aviation, medical, energy, transportation, power generation, lighting, appliances, and technology businesses and to deemphasize and reduce the role and influence of GE Capital.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations. In this regard, we note that the proposal appears to relate to the emphasis that the company places on the various products and services it offers for sale. Proposal concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 8, 2010

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Lloyd J. Spafford
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Lloyd J. Spafford (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED—That the Board of Directors (1) Focus on defining, growing and enhancing the company's core businesses – Aviation, Medical, Energy, Transportation, Power Generation, Lighting, Appliances, and Technology – and (2) deemphasize and reduce the role and influence of GE Capital. Financial services should not be a core business of the General Electric Company.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to exclude from its proxy statement a shareowner proposal which relates to a matter of "ordinary business operations." The policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" of the ordinary business exclusion. The first was that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareowner oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Capital Finance, one of the Company's operating segments, offers a broad range of financial products and services worldwide. Services include commercial loans and leases, fleet management, financial programs, home loans, credit cards, personal loans and other financial services. The Proposal seeks to change the Company's general business strategy and product offering with respect to this line of business. As discussed in greater detail below, because the scope of the Company's product offerings (including the amount of emphasis placed on a particular line of business or products and services offered within that business) are part of the Company's ordinary business operations, the Proposal is excludable under Rule 14a-8(i)(7).

The Proposal addresses the Company's general business strategy, asking that it de-emphasize the scope of its financial service offerings by cutting back certain products and services and instead focus on other lines of business, in order to promote "safe and reliable growth." As such, the Proposal does not relate to an extraordinary transaction but instead implicates the Company's general operations. *Compare Sears, Roebuck & Co.* (avail. Feb. 7, 2000) (concurring with exclusion under Rule 14a-8(i)(7) of a proposal seeking a change in the company's general business plans and strategy) *with Viacom Inc.* (avail. Mar. 30, 2007) (proposal relating to an extraordinary transaction not a matter of ordinary business). In such instances, the Staff has consistently concurred that proposals relating to the scope of a company's business operations are excludable, including proposals requesting that a company emphasize or de-emphasize particular product offerings when those product lines do not themselves raise significant policy issues. *See International Business Machines Corporation* (avail. Dec. 22, 1997) (permitting the exclusion of a proposal under Rule 14a-8(i)(7) that sought to cause the company to focus on promoting and advertising certain of its products designed for consumers and small businesses); *Kimberly-Clark Corporation* (avail. Feb. 26, 1987) (permitting the exclusion of a proposal under Rule 14a-8(i)(7) that sought to terminate the company's manufacture of products that at the time were viewed as not raising significant policy issues, after finding that "decisions about maintaining or changing product lines" constitutes ordinary business); *Potlatch Corp.* (avail. Jan. 23, 1986) (proposal relating to restarting certain operations in a particular division of the company excluded as ordinary business (determining when to reduce or increase operations at the registrant's facilities)).

Here, the Proposal's focus on the scope of financial services to be offered by the Company's GE Capital business does not implicate a significant policy issue. The Staff has concurred consistently that shareowner proposals relating to a company's decisions with regard to its lending and investing policies involve day-to-day business operations and, as such, are excludable under Rule 14a-8(i)(7). The operations of GE Capital include lending and investing decisions and policies that are fundamental to the day-to-day operations of the Company. In *Anchor BanCorp Wisconsin Inc.* (avail. May 13, 2009), the Staff concurred in the exclusion of a proposal that would have required the company to conduct a review of its policies related to the lending of funds to borrowers and the investment of its assets. The proposal would have also required the company to consider the disposition of certain loans and investments and to develop a policy to "cleanse the [c]orporation and the [b]ank of unsuitable loans and investments." Anchor BanCorp explained in its request to the Staff that developing and implementing lending and investment policies was a "bedrock of [its] ordinary business operations" and that its "credit policies, loan underwriting and customer relationships" were "fundamental aspects of [its] ordinary business operations." In its response, the Staff concurred with Anchor BanCorp, explaining that the proposal was excludable "as relating to Anchor BanCorp's ordinary business operations (i.e., credit policies, loan underwriting and customer relations)." Just as in *Anchor BanCorp Wisconsin Inc.*, here the Proposal requests that the Company de-emphasize and reduce the extent of certain lending activities and instead focus on other aspects of the business.

Similarly, in *JPMorgan Chase & Co.* (avail. Feb. 21, 2006), the Staff permitted the exclusion of a proposal recommending that JPMorgan Chase cease its issuance of first mortgage home loans to certain borrowers. As with Anchor BanCorp, the Staff concurred with the exclusion of the proposal due to its relating to the "credit policies, loan underwriting and customer relations" of the business. Moreover, the Staff has, on several occasions, concurred with the exclusion of proposals pursuant to Rule 14a-8(i)(7) with regard to shareowner proposals seeking to influence a company's credit and lending decisions. *See Bank of America Corporation* (avail. Mar. 7, 2005) (permitting the exclusion of a proposal which would have prohibited the company from providing credit or other banking services to certain customers); *Bank America Corporation* (avail. Mar. 23, 1992) (concurring that the implementation of policies and procedures relating to lending activities may be excluded as ordinary business because it relates to "credit policies, loan underwriting and customer relations").

More generally, the Staff has consistently concurred that shareowner proposals that relate to the sale or offering of a particular product or service relate to ordinary business matters. Notably, in *General Electric Company* (avail. Feb. 4, 1999), the Staff permitted the Company's exclusion of a proposal that requested the Company's "Board of Directors [review] the suitability of [its long-term care insurance business] and determine what measures should be taken to prevent [such business from bringing] disrepute to [the Company]." The Company's insurance business was conducted through GE Capital and the Staff concurred with the Company's view that it was the job of management, not the shareowners, to review the suitability of the products offered by the GE Capital business and that such review was a function of the everyday, ordinary business operations of the Company. In its response to the Company, the Staff noted that the proposal was excludable pursuant to Rule 14a-8(i)(7) "as relating to its ordinary business operations (i.e., offering of a particular product)."

Similarly, in *JPMorgan Chase & Co.* (avail. Mar. 16, 2010), the Staff concurred in the exclusion of a proposal requesting that the company's board of directors implement a policy mandating the cessation of JPMorgan Chase's practice of issuing refund anticipation loans. In its response to JPMorgan Chase, the Staff noted that "[p]roposals concerning the sale of particular services are generally excludable under rule 14a-8(i)(7)." Moreover, in *JPMorgan Chase & Co.* (avail. Mar. 12, 2010), the Staff also permitted the exclusion of a proposal pursuant to Rule 14a-8(i)(7) due to its request that JPMorgan Chase adopt "a policy barring future financing by JPMorgan Chase of companies engaged in mountain top removal coal mining." The Staff noted in its response that "this part of the proposal address[ed] matters beyond the environmental impact of JPMorgan Chase's project finance decisions, such as JPMorgan Chase's decisions to extend credit or provide other financial services to particular types of customers" and that proposals "concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7)."

In recent years, the Staff has concurred with the exclusion of a wide variety of shareowner proposals that sought to control or terminate companies' offering or sale of a wide variety of products and services that do not implicate significant policy issues. *See Rite Aid Corporation* (avail. Mar. 26, 2009) (concurring with the exclusion of a proposal as relating to "ordinary business operations (i.e., sale of a particular product)" that requested that the company's board of directors issue a report on how the company was responding to rising regulatory, competitive and public pressures to halt sales of tobacco products); *PetSmart, Inc.* (avail. Feb. 9, 2009) (concurring with the exclusion of a proposal as relating to "ordinary business operations (i.e., sale of a particular product)" that requested a report on the feasibility of phasing out sales of live animals at PetSmart); *Lowe's Companies, Inc.* (avail. Feb. 1, 2008) (permitting the exclusion of a proposal as relating to "ordinary business operations (i.e., sale of a particular product)" that sought to end the sale of "devices which are cruel and inhumane to the target animals"); *Marriott International, Inc.* (avail. Feb. 13, 2004) (allowing the exclusion of a proposal as relating to an "ordinary business matter (i.e., sale and display of a particular product . . .)" that would have prohibited the company from selling sexually explicit materials in its hotels' gift shops or through its pay-per-view services). Ultimately, as with the sale of certain products by retailers, decisions regarding the continuation of divisions of the Company's business and the services those divisions offer are essential to management's ability to control the Company and should not be made by the Company's shareowners.

Here, the Proposal asserts that financial services should not be a "core business" of the Company and that instead the Company's GE Capital operations "should return to its original purpose of complimenting and financing the growth of the company's core businesses." As with the precedent cited above, the Proposal relates to the Company's financial policies and determination of which products and services to offer (including the emphasis placed on a particular product, service or line of business), and thus is excludable as relating to the Company's ordinary business operations. For the reasons stated above, we believe the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate and Securities Counsel, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
Lloyd J. Spafford

Exhibit A

October 18, 2010

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut 06828

Dear Mr. Denniston:

Attached please find my Shareowner Proposal to be considered for inclusion in the 2010 Proxy Statement.

Should you have any questions about my Shareowner Proposal, please do not hesitate to call *** FISMA & OMB Memorandum M-07-16 ***

Thank you for your careful evaluation of this important Shareowner Proposal as the future of the General Electric Company may very well be dependent on how the GE shareowners vote on this proposal.

Sincerely yours,



Lloyd J. Spafford, Phd, CFP
A concerned GE Shareholder

SHAREHOLDER PROPOSAL FOR INCLUSION IN THE 2010
GE PROXY STATEMENT

GE Shareowner Proposal – Focus on Core Businesses

Lloyd J. Spafford, PhD, CFP, *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 *** Shareholder proposal for inclusion in the 2010 Proxy Statement.

RESOLVED—That the Board of Directors (1) Focus on defining, growing and enhancing the company's core businesses—Aviation , Medical, Energy, Transportation, Power Generation, Lighting, Appliances, and Technology—and (2) deemphasize and reduce the role and influence of GE Capital. Financial services should not be a core business of the General Electric Company.

SUPPORTING STATEMENT: The General Electric Company's future growth and prosperity lie with its Energy, Research and Technology and Infrastructure businesses, not finance. GE Capital has had a de-stabilizing and inhibiting effect on the company's growth and prosperity. GE Capital has:

- Changed the image of GE from a "safe and reliable" growth company to a volatile Financial Services Company.
- Caused a reduction of more that 70% in GE stock value because potential investors view GE as a Financial Services Company.
- Caused a reduction of 68% in the GE dividend to cover the GE capital losses. This same 68% represents the loss in retirement income for many GE shareholders.

GE should not be a Financial Services Company. Instead, GE Capital should return to its original purpose of complimenting and financing the growth of the company's core businesses and not as an independent profit center. **"GE must be an industrial company first", according to the 2009 annual report.** Only then will the board be able to reset the core of the GE businesses and focus on what the company does best. "Safe and reliable growth" will come from GE's core businesses and not GE Capital.